Exhibit 99.2

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Consolidated Financial Statements

December 31, 2007

(With Independent Auditors’ Report Thereon)

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets as of December 31, 2007 and 2006 (unaudited)	2

Consolidated Statements of Operations for the Years Ended December 31, 2007 and the period from September 1, 2006 (Inception) through December 31, 2006 (unaudited)	3

Consolidated Statement of Partners’ Capital for the Year Ended December 31, 2007 and the period from September 1, 2006 (Inception) through December 31, 2006 (unaudited)	4

Consolidated Statement of Cash Flows for the Year Ended December 31, 2007 and the period from September 1, 2006 (Inception) through December 31, 2006 (unaudited)	5

Notes to Consolidated Financial Statements	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners

TRT-DCT Industrial JV I General Partnership:

We have audited the accompanying consolidated balance sheet of TRT-DCT Industrial JV I General Partnership and subsidiaries as of December 31, 2007, and the related consolidated statement of operations, partners’ capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TRT-DCT Industrial JV I General Partnership and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ehrhardt Keefe Steiner & Hottman PC

March 28, 2008

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Consolidated Balance Sheet

(In thousands)

	December 31,
	2007	2006
		(unaudited)
ASSETS
Real estate	$126,460	$50,261
Intangible lease assets	17,966	9,269
Accumulated depreciation and amortization	(4,976)	(103)

Net real estate	139,450	59,427
Cash and cash equivalents	534	—
Restricted cash	5	—
Accounts receivable	615	—
Other assets, net of accumulated amortization of $43 and $0	1,253	44

Total assets	$141,857	$59,471

LIABILITIES AND PARTNERS’ CAPITAL
Secured debt	$101,042	$—
Accounts payable and accrued liabilities	1,067	13
Accrued distributions	72	—
Intangible lease liabilities, net of accumulated amortization of $186 and $7	1,536	1,659
Other liabilities	726	802

Total liabilities	104,443	2,474
Partners’ capital	37,414	56,997

Total liabilities and partners’ capital	$141,857	$59,471

See accompanying notes to consolidated financial statements.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Consolidated Statement of Operations

(In thousands)

	For the Year Ended December 31, 2007	Period from September 1, 2006 (Inception) through December 31, 2006
		(unaudited)
REVENUES:
Rental revenue	$10,420	$289
OPERATING EXPENSES:
Rental expenses	722	13
Real estate taxes	1,313	7
Depreciation and amortization	4,720	96
General and administrative	74	—

Total operating expenses	6,829	116
Operating income	3,591	173
OTHER INCOME AND EXPENSE:
Interest income	25	1
Interest expense	(3,758)	—

NET INCOME (LOSS)	$(142)	$174

See accompanying notes to consolidated financial statements.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Consolidated Statement of Partners’ Capital

For the Year Ended December 31, 2007

(In thousands)

	TRT Industrial Fund I LLC	DCT Industrial Fund II LLC	Total
Balance at September 1, 2006 (inception) (unaudited)	$—	$—	$—
Contributions – non-cash (unaudited)	—	24,724	24,724
Contributions – cash (unaudited)	51,522	3,268	54,790
Distributions (unaudited)	(408)	(22,283)	(22,691)
Net income (unaudited)	157	17	174

Balance at December 31, 2006	$51,271	$5,726	$56,997

Contributions – non-cash	—	84,306	84,306
Contributions – cash	61,979	—	61,979
Distributions	(79,445)	(86,281)	(165,726)
Net loss	(129)	(13)	(142)

Balance at December 31, 2007	$33,676	$3,738	$37,414

See accompanying notes to consolidated financial statements.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Consolidated Statement of Cash Flows

(In thousands)

	For the Year Ended December 31, 2007	Period from September 1, 2006 (Inception) through December 31, 2006
		(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(142)	$174
Adjustments to reconcile net loss to net cash provided by operating activities:
Real estate related depreciation and amortization	4,720	96
Other amortization	17	—
Changes in operating assets and liabilities:
Accounts receivable	(615)	—
Restricted cash	(5)	—
Other assets	(385)	(44)
Accounts payable, accrued expenses and other liabilities	978	815

Net cash provided by operating activities	4,568	1,041

INVESTING ACTIVITIES:
Acquisitions of real estate	(432)	(33,140)
Capital expenditures	(102)	—

Net cash used in investing activities	(534)	(33,140)

FINANCING ACTIVITIES:
Proceeds from secured debt	101,042	—
Loan costs paid	(867)	—
Contributions from partners	61,979	54,790
Distributions to partners	(165,654)	(22,691)

Net cash provided by (used in) financing activities	(3,500)	32,099

NET INCREASE IN CASH AND CASH EQUIVALENTS	534	—
CASH AND CASH EQUIVALENTS, beginning of period	—	—

CASH AND CASH EQUIVALENTS, end of period	$534	$—

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,370	$—
Contributions of real estate by member	$84,306	$24,724

See accompanying notes to consolidated financial statements.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 1. Organization

In September 2006, TRT-DCT Industrial JV I General Partnership (“the Fund”) was formed as a general partnership between TRT Industrial Fund I LLC (“TRT”) and DCT Industrial Fund II LLC (“DCT”) to create an institutional fund that owns and operates industrial properties located in the United States, pursuant to which it is anticipated the Fund will own up to approximately $208.0 million of industrial properties. As of December 31, 2007, the Fund owned approximately $144.4 million in real estate assets, of which the Fund purchased two properties and DCT contributed the remaining six properties. TRT’s ownership of the Fund is 90% and DCT’s ownership of the Fund is 10%. Actual ownership percentages may vary depending on amounts of capital contributed and the timing of contributions and distributions.

In accordance with the Partnership Agreement, the Fund will terminate December 31, 2056, unless terminated sooner in accordance with the Partnership Agreement.

DCT manages the day-to-day business, affairs and assets for the Fund and receives a fee paid by TRT’s external advisor, which is not recognized in the Fund’s Consolidated Financial Statements as they are not paid directly by the Fund. All major decisions are determined by both TRT and DCT. In addition, after TRT and DCT are repaid their respective capital contributions plus a preferred return, DCT has the right to receive a promoted interest from the Fund based on performance as defined in the Fund’s partnership agreement.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accounts of the Fund and the financial statements of its wholly owned real estate properties are consolidated in the Fund’s Consolidated Financial Statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Fund’s Consolidated Financial Statements in accordance with U.S generally accepted accounting principals (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the Fund’s Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate, Valuation and Allocation of Real Estate Acquisitions

The Fund capitalizes direct costs associated with, and incremental to, the acquisition or improvement of real estate, including asset acquisition costs and leasing costs, as well as direct internal costs, if appropriate. Costs incurred for maintaining and making repairs to the Fund’s real estate, which do not extend the life of the Fund’s assets, are expensed as incurred.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Certain operating properties have been contributed to the Fund by DCT in exchange for a special distribution generally equal to TRT’s ownership in the individual property net of any closing costs. Properties acquired directly by the Fund required cash contributions from the partners equal to their respective ownership percentages.

Upon acquisition, the total cost of a property is allocated to land, building, building and land improvements, tenant improvements and intangible lease assets and liabilities pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS No. 141”). The fair value of identifiable tangible assets such as land, building, building and land improvements and tenant improvements is determined on an “as-if-vacant” basis. Management considers the replacement cost of such assets, appraisals, property condition reports, market data and other related information in determining the fair value of the tangible assets. The allocation of the total cost of a property to an intangible lease asset includes the value associated with customer relationships and in-place leases, which may include leasing commissions, legal and other costs. In addition, the allocation of the total cost of a property requires allocating costs to an intangible asset or liability resulting from in-place leases being above or below the market rental rates on the date of the acquisition. Intangible lease assets or liabilities will be amortized over the life of the remaining in-place leases as an adjustment to revenues.

Real estate, including land, building, building and land improvements, tenant improvements and leasing costs, and intangible lease assets and liabilities are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the related assets or liabilities as follows:

Description	Standard Depreciable Life
Land	Not depreciated

Building	40 years

Building and land improvements	20 years

Tenant improvements	Lease term

Lease costs	Lease term

Intangible lease assets and liabilities	Average term of leases for property

Above/below market rent assets/liabilities	Lease term

The table above reflects the standard depreciable lives typically used to compute depreciation and amortization. However, such depreciable lives may be different based on the estimated useful life of such assets or liabilities. The cost of assets sold or retired and the related accumulated depreciation and/or amortization is removed from the accounts and the resulting gain or loss, if necessary, is reflected in the Consolidated Statement of Operations during the period in which such sale or retirement occurs.

Depreciation and Useful Lives of Real Estate Assets

The depreciable portion of the Fund’s real estate assets and their related useful lives are estimated in order to record depreciation expense. Management’s ability to accurately estimate the depreciable portions of our real estate assets and their useful lives is critical to the determination of the appropriate amount of depreciation expense recorded and the carrying values of the underlying assets. Any change to the estimated depreciable lives of these assets would have an impact on the depreciation expense recognized by the Fund.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Impairment of Long-Lived Assets

Long-lived assets held and used are carried at cost and evaluated for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 provides that such an evaluation should be performed when events or changes in circumstances indicate such an evaluation is warranted. In management’s opinion, the Fund’s long-lived assets are not impaired.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in financial institutions and other highly liquid short-term investments with original maturities of three months or less. The Fund has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

Restricted Cash

Restricted cash includes cash held in escrow in connection with real estate tax payments and mortgage interest payments.

Deferred Loan Costs

Deferred loan costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the related loans. Accumulated amortization of deferred loan costs was approximately $43,000 and $0 (unaudited) as of December 31, 2007 and 2006, respectively. Unamortized deferred loan costs are written off if debt is retired before the maturity date.

Revenue Recognition

The Fund records rental revenues on a straight-line basis under which contractual rent increases are recognized evenly over the lease term. The Fund records rental revenues for the full term of each lease on a straight-line basis. Certain properties have leases that provide for tenant occupancy during periods where no rent is due or where minimum rent payments increase during the term of the lease. Accordingly, receivables are recorded from tenants that the Fund expects to collect over the remaining lease term rather than currently, which are recorded as straight-line rents receivable. When the Fund acquires a property, the terms of existing leases are considered to commence as of the acquisition date for the purposes of this calculation. During 2007 and 2006, the total increase to rental revenues due to straight-line rent adjustments was approximately $333,000 and $278,000 (unaudited), respectively.

Tenant recovery income includes payments and amounts due from tenants pursuant to their leases for real estate taxes, insurance and other recoverable property operating expenses and is recognized as revenue in the same period the related expenses are incurred. Tenant recovery income recognized as revenue during 2007 and 2006 was approximately $2.0 million and $0 (unaudited), respectively.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

In connection with property acquisitions, the Fund may acquire leases with rental rates above and/or below the market rental rates. Such differences are recorded as an intangible asset or liability pursuant to SFAS No. 141 and amortized to rental revenues over the life of the respective leases. During 2007 and 2006, the total net increase to rental revenues due to the amortization of above and below market rents was approximately $26,000 and $0 (unaudited), respectively.

Rental Expenses

Rental expenses primarily include property management fees paid to third party property management companies, utilities, repairs and maintenance, and property insurance. Under the terms of the respective leases, some or all of the Fund’s rental expenses are recovered from its customers and are recognized as a component of income.

Other Assets

Other assets include prepaid property taxes, prepaid insurance, and loan costs.

Other Liabilities

Other liabilities include prepaid tenant rents and security deposits.

New Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51. SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and early adoption is not permitted. Management is currently evaluating the application of SFAS No. 160 and its effect, if any, on the Fund’s Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141, Business Combinations (revised 2007) (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to record all assets acquired and liabilities assumed at their respective acquisition-date fair values, changes the recognition of assets acquired and liabilities assumed arising from contingencies, changes the recognition and measurement of contingent consideration, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141(R) also requires additional disclosure of information surrounding a business combination, such that users of the entity's financial statements can fully understand the nature and financial impact of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the provisions of SFAS No. 141(R) prior to that date. Management is currently evaluating the application of SFAS No. 141(R) and its effect on the Fund’s Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which expands the use of the fair value measurement to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

without having to apply complex hedge accounting provisions. Management does not believe the adoption of SFAS No. 159 will have a material impact on the Fund’s Consolidated Financial Statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe the adoption of SFAS No. 157 will have a material impact on the Fund’s Consolidated Financial Statements.

Note 3. Real Estate

Real estate is comprised of the following as of December 31, 2007 and 2006 (in thousands):

	December 31,
	2007	2006
		(unaudited)
Land	$23,465	$11,401
Building	84,735	31,535
Building and land improvements	10,329	4,072
Tenant improvements	7,855	3,253
Construction in progress	76	—
Intangible lease assets	17,966	9,269

Total investment in property	144,426	59,530
Less accumulated depreciation and amortization	(4,976)	(103)

Net real estate	$139,450	$59,427

Acquisition Activity

During the year ended December 31, 2007, the Fund acquired four operating properties located in four markets within the United States, comprised of approximately 1.4 million square feet for a total combined gross contribution value of approximately $84.2 million. These properties were contributed to the Fund by DCT.

In connection with the contribution of certain real estate, an affiliate of DCT issued a $16.0 million secured note (Note 5) to the Fund. The contribution of the real estate subject to the note reduced the net value of the contributed property in such a manner as to maintain the partner’s capital accounts in accordance with the intended percentage interests of each partner. See Note 1 for further information regarding partner’s percentage interest in the Fund.

During the period from September 1, 2006 (inception) through December 31, 2006, the Fund acquired four (unaudited) operating properties located in three markets within the United States, comprised of approximately 1.1 million square feet (unaudited) for a total combined gross contribution value of approximately $57.3 million (unaudited). Two of these properties were acquired directly by the Fund and two of these properties were contributed to the Fund by DCT.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

For all properties acquired and consolidated, the results of operations for such properties are included in our Consolidated Statements of Operations from the dates of acquisition.

Future minimum base rental payments due to the Fund from its tenants under non-cancelable operating leases in effect as of December 31, 2007 were as follows (in thousands):

Years Ended December 31,	Amount
2008	$9,557
2009	9,074
2010	8,362
2011	6,609
2012	5,651
Thereafter	15,142

Total	$54,395

The schedule does not reflect future rental revenues from the potential renewal or replacement of existing and future leases and excludes property operating expense reimbursements. Additionally, leases that are considered month-to-months are not included.

For the year ended December 31, 2007, the Fund had four customers who each represented more than 10% of the Fund’s rental income. Additionally, the Fund has six properties located in the Central Pennsylvania, Charlotte, Cincinnati, and Northern California markets, for which each market represents more than 10% of the Fund’s net real estate assets.

Note 4. Intangible Assets

Aggregate net amortization for intangible assets recognized pursuant to SFAS No. 141 in connection with property acquisitions (excluding assets and liabilities related to above and below market rents; see Note 2) during 2007 and 2006 was approximately $2.0 million and $43,000 (unaudited), respectively. The following table presents the estimated net amortization of such intangible assets and liabilities for the next five years. In addition, the table presents the net increase to rental revenues due to the amortization of above and below market rents for the next 5 years (in thousands):

Years Ended December 31,	Estimated Net Amortization of Lease Intangible Assets	Estimated Net Increase to Rental Revenues Related to Above and Below Market Rents
2008	$2,369	$36
2009	2,326	43
2010	2,165	28
2011	1,813	21
2012	1,531	26

Total	$10,204	$154

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 5. Debt

In May 2007, the Fund borrowed $85.0 million of secured debt, which bears interest at 5.66% and requires interest only payments until the debt matures in May 2017. Additionally, in June 2007, DCT issued a secured $16.0 million, 6.0% interest note to the Fund, which matures on July 1, 2014. Interest is due monthly on the unpaid balance.

Interest Expense

During 2007 and 2006, interest expense was approximately $3.8 million and $0 (unaudited), respectively, which includes amortization of deferred financing costs of approximately $43,000 and $0 (unaudited), respectively.

Note 6. Partners’ Capital

Total contributions received by the Fund during 2007 were approximately $146.3 million and consists of $84.3 million in property contributed, by DCT and approximately $62.0 million in cash contributed by TRT, which includes closing costs on the acquisition of the properties. During 2007, the Fund made cash distributions of approximately $79.4 million and $86.3 million to TRT and DCT, respectively.

Total contributions received by the Fund during 2006 were approximately $79.5 million (unaudited) and consists of $24.7 million (unaudited) in property contributed by DCT and approximately $51.5 million (unaudited) and $3.3 million (unaudited) in cash contributed by TRT and DCT, respectively, which includes closing costs on the acquisition of the properties. During 2006, the Fund made cash distributions of $0.4 million (unaudited) and $22.3 million (unaudited) to TRT and DCT, respectively.

The Fund makes monthly distributions to its partners based on operating cash flow less certain charges as defined in the Fund’s partnership agreement. Profits and losses are generally allocated to the partners in accordance with their respective ownership interests.

Note 7. Related Party Transactions

During 2007, DCT contributed four properties to the Fund totaling approximately 1.4 million square feet for a combined gross contribution value of $84.2 million (Note 3). In June 2007, DCT issued a secured $16.0 million, 6.0% interest note, maturing on July 1, 2014 to the Fund. Interest is due monthly on the unpaid balance (Note 3 and Note 5).

Note 8. Income Taxes

The Fund is a partnership for federal and, to the extent possible, applicable state income tax purposes. Accordingly, the tax effects of the Fund generally flow through to the partners and therefore, no provision for federal income taxes has been included in the accompanying consolidated financial statements. The Fund is subject to certain state and local taxes, which have been recorded in the accompanying consolidated financial statements.

TRT-DCT INDUSTRIAL JV I GENERAL PARTNERSHIP

Notes to Consolidated Financial Statements (continued)

December 31, 2007

Note 9. Contingencies

All of the properties owned by the Fund have been subjected to Phase I environmental reviews. None of the environmental assessments has revealed, nor is management aware of, any environmental liability that management believes would have a material adverse effect on the Fund’s business, financial condition or results of operations.